SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 2)*

Lument Finance Trust, Inc.
(Name of Issuer)

7.875% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

55025L 207
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Kuvare Insurance Services LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-3990448

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
200,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
200,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.33%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on a total of 2,400,000 shares of 7.875% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 8, 2022.

1	NAMES OF REPORTING PERSONS Kuvare Insurance Services LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
81-2244718

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
200,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
200,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.33%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1) Based on a total of 2,400,000 shares of 7.875% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 8, 2022.

Item 1(a).	Name of Issuer:
Lument Finance Trust, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:
230 Park Avenue, 20th Floor
New York, NY 10017

Item 2(a).	Name of Person Filing:

This Amendment No. 2 to Schedule 13G (this “Second Amendment”) is filed by:

Kuvare Insurance Services LP (“KIS”)
Kuvare Insurance Services LLC (“KIS GP”)

(each individually a “Reporting Person” and collectively the “Reporting Persons”).

KIS is a limited partnership, and KIS GP is KIS’s sole general partner.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed as Exhibit A to the Schedule 13G filed by the Reporting Persons on May 24, 2021, and is incorporated herein by reference.  Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file the Schedule 13G and any amendment thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
KIS: 28 Liberty Street, 30th Floor New York, NY 10005 KIS GP: 28 Liberty Street, 30th Floor New York, NY 10005

Item 2(c).	Citizenship:
KIS: Delaware KIS GP: Delaware

Item 2(d).	Title of Class of Securities:
7.875% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Preferred Stock”)

Item 2(e).	CUSIP Number: 55025L 207

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐
Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)
Amount beneficially owned:

KIS: 200,000
KIS GP: 200,000

KIS has been delegated exclusive voting and dispositive power of the shares of Preferred Stock reported on this Second Amendment, which are directly held by an entity that is affiliated with KIS.  Pursuant to this delegation, KIS has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, these shares.  As the sole general partner of KIS, KIS GP may be deemed to have the power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, these shares.

Each reporting person disclaims beneficial ownership of the Preferred Stock reported on this Second Amendment in excess of its pecuniary interests, if any, and this report shall not be deemed an admission that the reporting person is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Act or for any other purpose.

(b)
Percent of class:

KIS: 8.33%
KIS GP: 8.33%

Based on a total of 2,400,000 shares of 7.875% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 8, 2022.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: KIS: 0 KIS GP: 0

(ii)	Shared power to vote or to direct the vote: KIS: 200,000 KIS GP: 200,000

(iii)	Sole power to dispose or to direct the disposition of: KIS: 0 KIS GP: 0

(iv)	Shared power to dispose or to direct the disposition of: KIS: 200,000 KIS GP: 200,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
All securities reported on this Second Amendment are directly held by clients of KIS. The following client holds more than 5% of the class of securities: Kuvare US Holdings, Inc. - 8.33%

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

KUVARE INSURANCE SERVICES LP

By:	/s/ Thomas J. Pasuit
Name: Thomas J. Pasuit
Title: Chief Legal Officer

KUVARE INSURANCE SERVICES LLC

By:	/s/ Dhiren Jhaveri
Name: Dhiren Jhaveri
Title: Chief Executive Officer